

March 20, 2014

Via E-mail
John C. Hadjipateras
President and Chief Executive Officer
Dorian LPG Ltd.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, CT 06878

> **Re: Dorian LPG Ltd.**
> **Registration Statement on Form F-1**
> **Filed March 7, 2014**
> **File No. 333-194434**

Dear Mr. Hadjipateras:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Our Business Strategy, page 4

Maintain a strong balance sheet, page 5

1. We note your response to our prior comment 13. Consistent with your response to us, please revise the disclosure to explain what you mean by "moderate levels of leverage."

Management of Our Business, page 6

2. We note that you have entered into certain transition agreements with your existing
    managers. Please file the respective transition agreements as exhibits to your registration
    statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Risk Factors, page 14

We currently derive a substantial portion of our revenue, page 14

3. We note your response to our prior comment 17 and were not persuaded. We note that
    you currently derive a substantial portion of your revenue from two charterers. Please
    file the respective charter agreements as exhibits to your registration statement. Refer to
    Item 601(b)(10)(ii)(B) of Regulation S-K.

Use of Proceeds, page 34

4. We note your response to our prior comment 21 and your disclosure that you will finance
    approximately $700 million under new credit facilities. We further note the disclosures
    on pages 3 and 84 that you are currently in discussion with a number of banks regarding
    these new credit facilities. When available, please disclose the material terms of the new
    credit facilities and file the related agreements with your registration statement or advise.

Unaudited Pro Forma Condensed Combined Financial Information, page 43

5. We note that you have revised your Form F-1 to include pro forma statements of
    operations for the year ended March 31, 2013 and the period April 1, 2013 through
    December 31, 2013. Please revise the introductory section to clearly disclose that the pro
    forma financial statements reflect only the business combination of Dorian Holdings and
    do not reflect the acquisition of the SeaDor vessels and options or the Scorpio Tankers
    vessels, which were accounted for as asset acquisitions during 2013.

Footnote (4), page 46

6. We note your disclosure that this adjustment reflects the incremental interest expense
    resulting from the modification of the Predecessor Businesses loan agreement in
    connection with the Acquisition. Please revise to clearly disclose how you calculated or
    determined this amount. Your revised disclosure should include the amount of the debt
    and the applicable interest rate(s) used in the calculation of pro forma adjustment (4).

7. Please revise the notes to the pro forma statements of operations to clearly explain how you calculated or determined the weighted average number of shares used to compute pro forma earnings per share for the year ended March 31, 2013 and the nine month period ended December 31, 2013.

Management's Discussion and Analysis of Financial Condition, page 47

Results of Operations—Predecessor Businesses of Dorian LPG Ltd., page 50

Period from April 1, 2013 to July 28, 2013, page 50

8. We note that you have revised your results of operations section to compare the period April 1, 2013 through July 28, 2013 to the period April 1, 2012 through December 31, 2012. Please explain to us why you believe that April 1, 2012 through December 31, 2012 is the most appropriate comparable prior period to use in your results of operations discussion. In light of the fact that these two periods do not consist of a similar length of time, we believe that the resulting discussion could be confusing to the reader. Please advise or revise to remove the period from April 1, 2012 to December 31, 2012 from your results of operations discussion.

Critical Accounting Estimates, page 57

Impairment of Long-Lived Assets, page 57

9. We note from your response to our prior comment 27 that you have revised your discussion of impairment of long-lived assets to include details of how you estimate basic market value of your vessels. However, in light of the fact that your disclosure indicates that you may recognize an impairment loss when the sum of the expected future cash flows (undiscounted and without interest) of a vessel over its estimated remaining useful life is less than its carrying amount, we believe that you should also include a more thorough discussion of the methods and significant assumptions used by management in determining the expected future cash flows of the vessels for purposes of your impairment analysis. Please revise accordingly.

10. We note from your response to our prior comment 28 that you have revised your disclosure in the Critical Accounting Policies section of your MD&A to disclose that the estimated market value of each of your vessels is greater than the carrying value. However, in light of the fact that these market values will presumably fluctuate in future periods, we believe that it is important for your disclosure to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at each balance sheet date. We believe that when this disclosure is updated annually, it will be useful to investors to see the trend in vessel values. Also, as

you continue to add new vessels to your fleet, this disclosure will become more important as market values potentially may change. Therefore, as previously requested, please revise to include such a table. When applicable in future periods, please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, when there are vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, at that point in time, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

Security Ownership of Certain Beneficial Owners and Management, page 104

11. We note your response to our prior comment 32 and reissue in part. Please revise to identify the natural or legal person or persons who control the shares held by Dorian Holdings LLC. Refer to Item 7.A.3 of Form 20-F. In this regard, please name the persons comprising Astromar LLC's board of directors.

Management, page 97

Board of Directors and Executive Compensation, page 100

12. We note from the discussion on page 100 that you intend to grant 1.5 million shares to your executive officers that will vest over 5 years. Please tell us and revise MD&A to explain whether you expect to grant these shares to your executive officers prior to or in connection with your planned public offering. If so, please also explain to us and in MD&A how you expect to value and recognize compensation expense in your financial statements in connection with the issuance of these 1.5 million shares. To the extent these grants are made prior to the planned public offering, please also revise to add a section to disclose the information required by Item 6.E.1 of Form 20-F.

Financial Statements

Notes to the Financial Statements of Dorian LPG

Note 1. Basis of Presentation and General Information, page F-7

13. We note that the amount of revenue derived from Kuwait Petroleum Corporation during the period of 16% as disclosed in the table on page F-12 does not agree to the amount reflected in the discussion included on page 110 under the heading "Our Customers" of 14%. Please reconcile and revise these disclosures.

<u>Note 6. Other Assets, page F-19</u>

14. We note from your response to our prior comment 43 that you have revised Note 6 to refer to the discussions regarding the valuation of the three option agreements included in Note 3(b) and Note 4. However, we do not believe that you have fully responded to our prior comment. As previously requested, please explain to us and revise to disclose how you intend to account for these option agreements going forward. For example, please tell us how these assets will be evaluated for impairment, and whether the options have an expiration date. Also, please explain how you will account for the fair value assigned to these options if the options are exercised.

<u>Note 8. Vessels Under Construction, page F-20</u>

15. Please revise Note 8 to explain the nature and amount of the other capitalized expenditures aggregating $707,808 that have been included as part of vessels under construction at December 31, 2013.

<u>Exhibit 23.4</u>

16. Please file a revised consent which references (i) Dorian LPG Ltd. not Dorian LPG (USA) LLC and (ii) the filed Form F-1 not a draft submission.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
         Gary J. Wolfe, Esq.
         Seward & Kissel LLP